NEWS RELEASE

EMX Royalty Makes Strategic Investment in Ensero Solutions

Vancouver, British Columbia, February 18, 2020 (TSX Venture: EMX; NYSE American: EMX) - EMX Royalty Corporation (the "Company" or "EMX") is pleased to announce the closing of a US$3.79 million strategic investment in Ensero Holdings, Inc., a privately-held Delaware corporation. Ensero Holdings, Inc. operates through its wholly-owned subsidiary Ensero Solutions, Inc. ("Ensero") formerly known as Alexco Environmental Group ("AEG"), which was previously the wholly-owned environmental services subsidiary of Alexco Resource Corp. ("Alexco"). Ensero has been a successful and steadily growing environmental consulting practice focused on mine reclamation and the implementation of innovative remediation technologies in the United States and Canada. EMX's investment in Ensero provides for positive cash flow to the Company from dividend and other payments totaling US$8.54 million over seven years and a 7.5% equity position, as well as the basis for a strategic alliance to identify mineral properties for acquisition, reclamation and subsequent sale.

Commercial Terms Overview.  A summary of the commercial terms of EMX's strategic investment in Ensero (the "Agreement") includes (all dollar amounts in USD):

  EMX will receive $3.62 million in Ensero Preferred Shares, representing 65% of Ensero's Preferred Shares, with a 6% annual dividend, paid in quarterly increments over a six-year term. The Preferred Share annual dividends will total $1.30 million to be paid to EMX in years one through six of the Agreement.
  Starting in year six, the Preferred Shares will be redeemed in eight equal, quarterly payments totaling twice the principal amount (i.e., $3.62 million). The Agreement categorizes the eight payments as:

- A payment of a bonus dividend in year six equal to the original principle, payable in four equal installments, and

- A redemption of the Preferred Shares in year seven, equal to the original principle, payable in four equal installments.

The Preferred Share bonus dividend and redemption will total $7.24 million to be paid to EMX in years six and seven of the Agreement.

  EMX will receive $171 thousand in Common Shares representing a 7.5% equity holding of Ensero.  Anti-dilution provisions will apply for the first two years of the Agreement. EMX Royalty can "put" the Common Shares to Ensero starting in year ten of the Agreement at a mutually agreed valuation.

The Company's $3.79 million investment in Ensero will result in total payments to EMX of $8.54 million over a seven-year period, with EMX maintaining a substantial equity holding in Ensero as Common Shares.

Strategic Alliance Overview. As an additional component of the Company's strategic investment in Ensero, EMX and Ensero (the "Companies") signed a Strategic Alliance Agreement (the "Strategic Alliance"). Under the Strategic Alliance, the Companies will cooperate in identifying and potentially acquiring mineral properties with exploration and development upside as well as environmental impairments, with the intention to reclaim and subsequently sell said properties utilizing Special Purpose Vehicles or other business arrangements. The Strategic Alliance between EMX and Ensero uniquely leverages a combination of EMX's deep knowledge of historic mining districts in the U.S. and Canada with Ensero's mine reclamation expertise to unlock the value of legacy mining properties.

Suite 501 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada

Tel:  (604) 688-6390  Fax:  (604) 688-1157

www.EMXRoyalty.com

About EMX. EMX is a precious and base metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the TSX Venture Exchange and the NYSE American Exchange under the symbol EMX. Please see www.EMXroyalty.com for more information.

About Ensero. Ensero resulted from Alexco Environmental Group's executive management purchase of the AEG entity from parent company Alexco Resource Corp.  Ensero is an environmental consulting and remediation business with specific expertise in environmental assessments, active/passive water treatment, microbiological testing, radiological services, and turnkey remediation services for the mining industry and other industrial sectors. Ensero employs over 90 professionals in six offices across North America.

For further information contact:

David M. Cole President and Chief Executive Officer Phone: (303) 979-6666 Dave@EMXroyalty.com	Scott Close Director of Investor Relations Phone: (303) 973-8585 SClose@EMXroyalty.com	Isabel Belger Investor Relations (Europe) Phone: +49 178 4909039 IBelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release may contain "forward looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential"  and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein.  Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the quarter ended September 30, 2019 (the "MD&A"), and the most recently filed Form 20-F for the year ended December 31, 2018, actual events may differ materially from current expectations.  More information about the Company, including the MD&A, the 20-F and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC's EDGAR website at www.sec.gov.

Suite 501 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada

Tel:  (604) 688-6390  Fax:  (604) 688-1157

www.EMXRoyalty.com